EXHIBIT 99.1

CN Energy Group. Inc. Announces Planned Acquisition of Blessing Logistics Ltd.

LISHUI, China, Feb. 23, 2026 /PRNewswire/ -- CN Energy Group. Inc. (NASDAQ: CNEY, "CNEY" or the "Company") today announced that it has entered into a Share Purchase Agreement to acquire 100% of the outstanding shares of Blessing Logistics Ltd. ("Blessing Logistics"), an oil trading company incorporated in Alberta.

Under the terms of the agreement, the total purchase consideration is USD $2.0 million, expected to be satisfied through the issuance of Class A Ordinary Shares of CNEY. The number of shares to be issued will be determined based on the volume-weighted average price of CNEY's Class A Ordinary Shares for the five consecutive trading days immediately preceding the closing date, subject to adjustment as provided in the agreement.

The closing of the transaction is subject to customary closing conditions and is expected to occur on or before March 31, 2026.

Founded in 2015, Blessing Logistics is a registered oil company with the Alberta Energy Regulator (AER) and holds Canadian crude oil export licenses. The company is also recognized as a qualified trader within the CNPC system, and is engaged primarily in oil trading as well as crude oil and asphalt exports.

The proposed acquisition is expected to provide CNEY with a fully operational North American entity and critical regulatory licenses supporting the Company's strategic expansion into the North American oil market. The integration of Blessing Logistics is expected to strengthen CNEY's operational capabilities and enhance its participation in global crude oil trading and export activities.

Mr. Wenhua Liu, interim CEO of CNEY, commented:

"We are pleased to enter into this agreement to acquire Blessing Logistics. This transaction represents an important step in executing CNEY's global energy strategy. Following closing, we expect to leverage Blessing Logistics' operational platform and licenses to expand our international crude oil trading business and create long-term value for our shareholders."

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About CN Energy Group. Inc.

CN Energy Group. Inc. is currently listed on NASDAQ under the symbol "CNEY." CNEY has pioneered and specialized in producing high-quality recyclable activated carbon from raw carbon materials, converting harmful wastes into invaluable wealth and delivering significant financial, economic, environmental and ecologic benefits. CNEY's products and services have been widely used by food and beverage producers, industrial and pharmaceutical manufacturers, as well as environmental protection enterprises. CNEY also develops and provides customizable robotics products, automation tools, and related software solutions for small and medium-sized industrial, logistics, and service businesses in North America. For more information, please visit the Company's website at www.cneny.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally be identified by words such as "anticipate," "believe," "expect," "intend," "may," "plan," "will," "would," and similar expressions. Forward-looking statements are based on current beliefs, expectations, and assumptions and are not guarantees of future performance.

These forward-looking statements include statements regarding the expected closing of the transaction, the expected benefits of the acquisition, and the Company's strategic expansion plans. These statements are subject to risks and uncertainties, including those described under "Risk Factors" in the Company's filings with the Securities and Exchange Commission, and actual results may differ materially, including if the parties do not enter into definitive agreements, required approvals are not obtained, or the Company is unable to integrate the business or realize the anticipated benefits of the transaction.

Forward-looking statements speak only as of the date hereof, and the Company undertakes no obligation to update them, except as required by law. Information on the Company's website or social media is not incorporated by reference into this press release.

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